Filed by Coincheck Group B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Capital Partners IV, Inc.

(Commission File No.: 001-40555)

Date: December 5, 2022

最終更新日：2022年12月5日

コインチェック株式会社

2022 年度の月次開示情報（速報）について

* English is below

2022 年度の月次開示情報（速報）を下記のとおりお知らせいたします。なお、本資料記載の数値は速報値であり、今後、修正となる可能性があります。

	単位	2022 年 4 月	2022 年 5 月	2022 年 6 月	2022 年 7 月	2022 年 8 月	2022 年 9 月
取引所暗号資産 売買代金	百万円	247,033	323,442	289,704	300,918	244,844	210,837
販売所暗号資産 売買代金	百万円	18,822	26,171	19,007	12,639	11,335	11,190
預かり資産	百万円	399,143	317,567	233,411	291,546	265,504	279,614
本人確認済口座数	−	1,643,603	1,676,509	1,705,307	1,718,174	1,730,890	1,749,692

	単位	2022 年 10 月	2022 年 11 月	2022 年 12 月	2023 年 1 月	2023 年 2 月	2023 年 3 月
取引所暗号資産 売買代金	百万円	181,739	224,326
販売所暗号資産 売買代金	百万円	8,120	11,917
預かり資産	百万円	289,276	231,625
本人確認済口座数	−	1,758,732	1,770,108

（注）預かり資産および本人確認済口座数は月末時点の数値です

December 5th, 2022

Coincheck, Inc.

Monthly Disclosure of Subsidiaries

Today we reported the following preliminary monthly disclosure information for the fiscal year ending March 31, 2023. The preliminary numbers in the tables below may be updated in the future.

	Apr. 2022	May. 2022	Jun. 2022	Jul. 2022	Aug. 2022	Sep. 2022
Exchange Trading Value (Million yen)	247,033	323,442	289,704	300,918	244,844	210,837
Market-place Trading Value (Million yen)	18,822	26,171	19,007	12,639	11,335	11,190
Client Assets (Million yen)	399,143	317,567	233,411	291,546	265,504	279,614
Number of Verified Accounts	1,643,603	1,676,509	1,705,307	1,718,174	1,730,890	1,749,692

	Oct. 2022	Nov. 2022	Dec. 2022	Jan. 2023	Feb. 2023	Mar. 2023
Exchange Trading Value (Million yen)	181,739	224,326
Market-place Trading Value (Million yen)	8,120	11,917
Client Assets (Million yen)	289,276	231,625
Number of Verified Accounts	1,758,732	1,770,108

Note:

Client Assets and Number of Verified Accounts are as of the end of each month.